SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 000-25196

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Camco Financial Corporation

814 Wheeling Avenue

Cambridge, Ohio 43725

REQUIRED INFORMATION

The following financial statements and supplemental schedules for Camco Financial & Subsidiaries Salary Savings Plan are being filed herewith:

Description
Contents of Financial Statements
Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Item 4i — Schedule of Assets Held at End of Year

The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

Camco Financial & Subsidiaries

Salary Savings Plan

Financial Report

December 31, 2012

Camco Financial & Subsidiaries Salary Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Camco Financial & Subsidiaries Salary Savings Plan

Cambridge, Ohio

We have audited the accompanying statements of net assets available for benefits of Camco Financial & Subsidiaries Salary Savings Plan as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan
June 27, 2013

Camco Financial & Subsidiaries Salary Savings Plan

Statement of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Cash	$2,831	$33,879
Nonparticipant-directed investments - Employer securities	15,073	10,303
Participant-directed investments:
Common/Collective fund	995,279	971,653
Mutual funds	7,252,414	7,835,943
Employer securities	2,334,974	278,312

Total investments	10,597,740	9,096,211

Participant notes receivable	253,248	268,671

Net Assets Available for Benefits at Fiar Value	10,853,819	9,398,761
Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit- responsive Investment Contracts	(18,731)	(24,619)

Net Assets Available for Benefits	$10,835,088	$9,374,142

See Notes to Financial Statements.

Camco Financial & Subsidiaries Salary Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Contributions:
Participant-directed - Employee elective	$525,806
Participant-directed - Employer matching	283,243
Rollovers	392,051

Total contributions	1,201,100
Interest and dividends:
Participant-directed investments	244,369
Net (depreciation) appreciation in fair value of investments:
Nonparticipant-directed employer securities	7,158
Participant-directed mutual funds	802,196
Participant-directed common/collective fund	13,408
Participant-directed employer securities	433,313

Net appreciation:	1,256,075
Total investment income	1,500,444
Interest on participant notes receivable	11,247

Total additions	2,712,791
Deductions
Benefit payments to participants:
Nonparticipant-directed	2,387
Participant-directed	1,237,698
Administrative expenses - Participant-directed	11,760

Total deductions	1,251,845

Net Increase in Net Assets Available for Benefits	1,460,946
Net Assets Available for Benefits - Beginning of year	9,374,142

Net Assets Available for Benefits - End of year	$10,835,088

See Notes to Financial Statements.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 1 - Description of the Plan

The following description of the Camco Financial & Subsidiaries Salary Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of Camco Financial & Subsidiaries (the “Company”). Employees are eligible to participate in the Plan on their first day of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Each year, participants may contribute up to 92 percent of eligible compensation as defined in the plan document, subject to certain limitations established by the Internal Revenue Code (the “IRC”). The Plan also allows any participant who has attained age 50 by the end of the plan year to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution equal to 100 percent of 401(k) deferrals made up to the first 3 percent of eligible compensation and 50 percent of 401(k) deferrals from 3.01 percent to 5 percent of eligible compensation. The Company may make an additional employer discretionary contribution. No discretionary contributions were made in 2012 and 2011. Contributions are subject to certain IRC limitations. Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan.

Participant Accounts - Each participant’s account is credited with the participant’s own contribution and an allocation of the Company’s contributions, plan earnings, and expenses. Allocation of the Company’s contributions, plan earnings, and expenses is based upon participants’ compensation and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts - Forfeitures of terminated participants’ nonvested employer profit-sharing accounts are used to reduce employer contributions.

Vesting - Participants are immediately vested in their own 401(k) contributions, employer matching contributions made after December 31, 1997, and any qualified plan rollovers, plus actual earnings thereon. Vesting in the remainder of their account is based on years of credited service. A participant vests in 20% of the remainder of the account after two years of credited service and is 100 percent vested after six years of credited service.

Payment of Benefits - Upon termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive payment of their vested benefits as a lump-sum payment. In addition, the Plan allows for hardship distributions for payment of expenses for medical care, costs directly related to the purchase of a principal residence, amounts necessary to prevent eviction from your principal residence, and tuition and room and board expenses.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 1 - Description of the Plan (Continued)

Participant Notes Receivable - The Plan allows participants to borrow money from the Plan, in amounts not to exceed one-half of the participant’s vested account balance. Participants cannot have more than one note receivable from the Plan at any time and initial notes receivable must be for at least $1,000, with a maximum of $50,000, as determined by the Internal Revenue Service (“IRS”). Participant notes receivable are collateralized by the participant’s account balance and bear interest at a market rate.

Party-in-interest Transactions - The Plan invests in employer stock as well as certain investment funds managed by the custodian or its affiliates. Charles Schwab Trust Company is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants would become 100 percent vested in their account balance.

Note 2 - Summary of Accounting Policies

Investment Valuation - The Plan’s investments are stated at fair value, except for its benefit-responsive common/collective trust fund investment, which is stated at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common/collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Interest-bearing cash is valued at outstanding balances, which approximate fair value. All other investments are valued based on quoted market prices. See Note 5 for fair value measurements disclosure.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 2 - Summary of Accounting Policies (continued)

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses - Various administrative expenses are paid by the Company on behalf of the Plan. The amounts reported in the financial statements represent administrative expenses paid by the Plan

Benefit Payments - Benefits are recorded when paid.

Risk and Uncertainties - The Plan provides for various investment options including any combination of mutual funds, Camco Financial Corporation common stock, common/collective funds, and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentration of Credit Risk - At both December 31, 2012 and 2011, approximately 22 percent and 3 percent respectively, of the Plan’s assets were invested in Camco Financial Corporation common stock.

New Accounting Pronouncement – In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The standard clarifies existing fair value measurement and disclosure requirements and changes existing principles and disclosure guidance. Clarifications were made to the relevancy of the highest and best use valuation concept and measurement of an instrument classified in an entity’s shareholder’s equity. Changes to existing principles and disclosures included measurement of financial instruments managed within a portfolio, the application of premiums and discounts in fair value measurement, and additional disclosures related to fair value measurements. The updated guidance and requirements are effective for financial statements issued for the first annual period beginning after December 15, 2011. The adoption of this standard did not have a material effect on the Plan’s financial statements.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 3 - Tax Status

The plan document has been restated for recent law changes. The plan sponsor adopted the restated version of a non-standardized prototype plan document. The IRS has determined and informed the prototype plan sponsor, by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has not individually sought its own determination letter.

The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with guidance on accounting for uncertainty in income taxes, management has evaluated the Plan’s position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes it is no longer subject to tax examinations for year prior to 2009.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 4 - Significant Investments

Significant investments at December 31, 2012 and 2011 are listed as follows:

	2012	2011
Mutual funds at fair value:
Metropolitan West Total Return Bond Fund	$1,185,512	$1,159,895
MFS Value	990,806	1,038,069
Vanguard Short-term Investment Grade Fund/Admiral	686,278	686,691
Vanguard Morgan Growth Admiral Shares	1,039,025	1,100,533
Europacific Growth Fund R5	742,150	812,748
Vanguard 500 Index Signal Fund	1,076,122	1,202,670
Artisan Midcap Value Fund	497,830	659,426
Columbia Acorn Fund Class Z	539,192	617,099
Common collective funds at contract value:
Union Bond & Trust Co. Stable Value Fund	976,548	947,034
Common stock
Camco Financial Corporation	2,350,047	228,615

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 5 - Fair Value

Accounting standards require certain assets and liabilities be reported at fair value on the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2012 and 2011 and the valuation techniques used by the Plan to determine those fair values.

Level 1 – In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 – Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event or change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2012 or 2011.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 5 - Fair Value (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2012

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2012
Assets
Common stock - Camco Financial Corp.	$2,350,047	$—	$—	$2,350,047
Mutual funds:
Growth funds	807,207	—	—	807,207
Index funds	4,231,845	—	—	4,231,845
Fixed income fund	1,185,512	—	—	1,185,512
Balanced fund	341,572	—	—	341,572
Short term investment fund	686,278	—	—	686,278
Common collective trust fund(1)	—	995,279	—	995,279

Total	$9,602,461	$995,279	$—	$10,597,740

Assets Measured at Fair Value on a Recurring Basis at December 31, 2011

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2011
Assets
Common stock - Camco Financial Corp.	$288,615	$—	$—	$288,615
Mutual funds:
Growth funds	846,997	—	—	846,997
Index funds	4,821,533	—	—	4,821,533
Fixed income fund	1,159,895	—	—	1,159,895
Balanced fund	320,827	—	—	320,827
Short term investment fund	686,691	—	—	686,691
Common collective trust fund(1)	—	971,653	—	971,653

Total	$8,124,558	$971,653	$—	$9,096,211

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

(1)

This class represents investments in an actively managed common collective trust fund that invests primarily in investment contracts, a variety of fixed income investments that may include corporate bonds, both U.S. and non-U.S. municipal securities, and wrapper contracts. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Camco Financial & Subsidiaries Salary Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 51-0110823, Plan 002

December 31, 2012

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
Nonparticipant-directed Investments
** Camco Financial Corporation	Common stock, 7,388 shares	$90,133	$15,073
Participant-directed Investments
** Camco Financial Corporation	Common stock, 1,144,596 shares	*	2,334,974
Charles Schwab Trust Company	Common/collective fund - Union Bond & Trust Co. Stable Value Fund	*	976,548
Charles Schwab Trust Company	Mutual fund - MFS Value	*	990,806
Charles Schwab Trust Company	Mutual fund - Artisan Midcap Value Fund	*	497,830
Charles Schwab Trust Company	Mutual fund - Columbia Acorn Fund Class Z	*	539,192
Charles Schwab Trust Company	Mutual fund - Europacific Growth Fund R5	*	742,150
Charles Schwab Trust Company	Mutual fund - Metropolitan West Total Return Bond Fund	*	1,185,512
Charles Schwab Trust Company	Mutual fund - Vanguard Balanced Index Signal	*	341,572
Charles Schwab Trust Company	Mutual fund - Vanguard Short-term Investment Grade Fund/Admiral	*	686,278
Charles Schwab Trust Company	Mutual fund – Vanguard Morgan Growth Admiral Shares	*	1,039,025
Charles Schwab Trust Company	Mutual fund - Vanguard 500 Index Signal Fund	*	1,076,122
Charles Schwab Trust Company	Mutual fund - Vanguard Small Cap Index	*	65,518
Charles Schwab Trust Company	Mutual Fund - Alger Small Cap Growth Fund	*	65,057
Charles Schwab Trust Company	Mutual Fund - Northern Small Cap Value Fund	*	23,352
** Plan participants	Participant notes receivable bearing interest at rates ranging from 4.25% to 8.25%	—	253,248

Total			$10,832,257

*	Cost information not required
**	Denotes party-in-interest

Schedule 1	Page 1

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN

By its Administrator: Camco Financial Corporation

Date: June 27, 2013	By:	/s/ James E. Huston
James E. Huston, Chief Executive Officer